

10010745

ORIGINAL

As filed with the Securities and Exchange Commission on March 19, 2010
File No. 24-10058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-QUALIFICATION AMENDMENT NO. 9 TO THE FORM 1-A /1A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(607) 746-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Mr. Robert W. Armstrong
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Christina M. Gattuso, Esq.
Kilpatrick Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5800

6712	**14-1777653**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Directors of Delhi Bank Corp.

Timothy C. Townsend, Chairman of the Board
Robert W. Armstrong, Director
Raymond Christensen, Director
Andrew F. Davis III, Director
Michael E. Finberg, Director
Bruce J. McKeegan, Director
Ann S. Morris, Director
Paul J. Roach, Director

The business address of each director is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(b) Officers of Delhi Bank Corp.

Robert W. Armstrong, President and Chief Executive Officer
Suzanne L. MacDonald, Vice President
Peter V. Gioffe, Treasurer
Gretchen E. Rossley, Secretary

The business address of each officer is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(c) Not applicable.

(d) CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and The Delaware National Bank of Delhi Employee Stock Ownership Plan, c/o The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, are record owners of 5 percent or more of Delhi Bank Corp.'s common stock, par value $1.00.

(e) The issuer is not aware of any beneficial owners of 5 percent or more of any class of its equity securities.

(f) There are no promoters in connection with this offering.

(g) The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, is a wholly owned subsidiary of Delhi Bank Corp. Delaware National Realty Corp. is a wholly owned subsidiary of The Delaware National Bank of Delhi.

(h) Counsel to Delhi Bank Corp. is:

Kilpatrick Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

(i) There are no underwriters in connection with this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) No securities are to be offered by underwriters, dealers or salespersons in connection with this offering.

(b) The common stock to be offered by Delhi Bank Corp. pursuant to the Company's Dividend Reinvestment Plan will be offered to Delhi Bank Corp.'s existing security holders, who reside in the States of Connecticut, Delaware, Florida, Georgia, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Ohio, South Carolina, Texas, Vermont and Virginia. The Dividend Reinvestment Plan and any shares sold by Delhi Bank Corp. pursuant to such Plan are being offered to existing security holders of Delhi Bank Corp. by delivery of the Offering Circular by U.S. Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered, or for withholding commissions.

Purchases and sales of Delhi Bank Corp. common stock in the open market are processed by the brokerage firm of Howe Barnes Hoefer & Arnett, Inc., who has agreed to be a market maker for Delhi Bank Corp. common stock.

(b) No underwriter will be used in connection with this offering.

Item 8. Relationships with Issuer Experts Named in Offering Statement

Dannible & McKee, LLP is Delhi Bank Corp.'s independent auditor. Dannible & McKee, LLP is neither employed by Delhi Bank Corp. on a contingent basis nor does Dannible & McKee, LLP have a material interest in Delhi Bank Corp. or its subsidiary.

Item 9. Use of Solicitation of Interest Document

There will be no use of a solicitation of interest document in connection with this offering.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

DELHI BANK CORP.
124 Main Street
Delhi, New York 13753
(607) 746-0700

OFFERING
213,000 Shares of Common Stock

We are offering to our stockholders residing in the State of New York and certain other states shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 393,750 shares of our common stock under the Plan. The number of shares authorized under the Plan increased from 262,500 to 393,750 upon completion of a three-for-two stock split of Delhi Bank Corp. common stock, declared by Delhi Bank Corp on December 18, 2009 and paid on December 30, 2009. Pursuant to the Plan, Delhi Bank Corp. automatically credited to each current stockholder's account (1) share of Delhi Bank Corp. common stock for each two (2) shares held. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $5.0 million. In order to comply with this requirement and taking into account the number of shares that have been sold to date under the Plan, we have reduced the number of shares that we are authorized to issue under the Plan to 213,000 shares, as adjusted to reflect the December 30, 2009 three-for-two stock split. To date, we have sold 53,550 shares under the Plan, as adjusted to reflect the three-for-two stock splits paid on March 21, 2006 and December 30, 2009. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp. and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the Pink Sheets Electronic Quotation Service under the symbol "DWNX." As of March 17, 2010, the market price per share of the common stock was $22.75.

	Price to Public (1)	Proceeds to Issuer or Other Person (2)(3)(4)
Per Share of Common Stock, Par Value $1.00 Per Share	$22.75	$22.75
Total (213,000 shares)..	$4,845,750	$4,845,750

(1) Price per share is based upon the market price per share ($22.75) as of March 17, 2010, as adjusted to reflect the December 30, 2009 stock split. Actual price of shares purchased under the Plan will depend on the market price of our shares on the dividend investment date.
(2) The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $5.0 million. As of the date of this offering circular, we have received gross proceeds of $907,931 for securities sold pursuant to this offering.
(3) There are no underwriters in connection with the Plan.
(4) Does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of approximately $245,736.

Investment in our common stock involves risk. See "Risk Factors," beginning on page 3.

The United States Securities and Exchange Commission (the "Commission") or any state securities regulator does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this offering circular is March 19, 2010.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we," "us" and "our" refer to Delhi Bank Corp. and our wholly owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0700

The Delaware National Bank, a national bank, opened for business in 1865. We are a full-service commercial bank. We attract deposits from the general public and use those funds to originate one- to four-family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York, Margaretville, New York and Davenport, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $4.8 million in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 213,000 shares, as adjusted for the three-for-two stock splits of the Delhi Bank Corp. common stock, paid on March 21, 2006 and December 30, 2009. To date we have sold 53,550 shares under the Plan for gross proceeds of $907,931.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering shares of our common stock through participation in the Plan. In order to participate in the Plan, you must be a stockholder of the Company and a resident of one of the following states: Connecticut, Delaware, Florida, Georgia, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Ohio, South Carolina, Texas, Vermont and Virginia.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility

All holders of record of at least one (1) whole share of our common stock who are residents of Connecticut, Delaware, Florida, Georgia, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Ohio, South Carolina, Texas, Vermont and Virginia are eligible to participate in the Plan.

Participation	Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*
Reinvestment Dividends	Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.
Dividend Investment Date	The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.
Optional Purchases	Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $5,000 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.
Source of Common Stock Purchased Under the Plan	Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp. To date, all shares purchased under the Plan have been from shares held in our treasury.
Price of Common Stock Purchased Under the Plan	The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date.
Certificates for Shares Held Under the Plan	The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.
Termination of Participation	Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global financial markets experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have implemented programs intended to improve general economic conditions. The U.S. Department of the Treasury created the Capital Purchase Program under the Troubled Asset Relief Program, pursuant to which the Treasury Department provided additional capital to participating financial institutions through the purchase of preferred stock or other securities. Other measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; regulatory action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions to their previous levels and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including Delhi Bank Corp., are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2009, $16.6 million, or 23.1%, of our loan portfolio consisted of commercial real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Because most of our borrowers are located in Delaware County, New York, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

A majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A sharp decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Our allowance for loan losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loan loss experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for loans losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs that may be required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $83,500. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $828,721. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board, the Office of the Comptroller of the Currency, our chartering authorities and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Risks Related to This Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 53,550 shares, as adjusted to reflect the December 30, 2009 three-for-two stock split, from our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the Pink Sheets Electronic Quotation Service. Purchases and sales of our common stock are being processed by the brokerage firm of Howe Barnes Hoefer & Arnett, Inc., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. In 2009, we declared dividends of $0.54 per share, as adjusted for the three-for-two stock split of the Delhi Bank Corp. common stock paid on December 30, 2009. It is the Board of Directors' present intention to continue our current dividend payment policy. There is no assurance that we will continue to pay dividends in the future or that the amount of such dividends, if paid, will equal or exceed past dividends. The payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 500 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. As of December 31, 2009, we had 358 record holders of our common stock. Eligibility to participate in the Plan is limited to current stockholders residing in the States of Connecticut, Delaware, Florida, Georgia, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Ohio, South Carolina, Texas, Vermont and Virginia. Accordingly, we do not believe that our record holders will exceed 500 as a result of participation in the Plan or at any time in the foreseeable future.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York, as well as certain additional states. The Plan was amended on February 28, 2006, March 13, 2007, March 11, 2008 and February 24, 2010. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank of Delhi (the "Bank"), a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp., and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one whole share of Delhi Bank Corp. common stock who are residents of the States of Connecticut, Delaware, Florida, Georgia, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Ohio, South Carolina, Texas, Vermont and Virginia are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (*e.g.*, in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than those set forth above are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.'s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the states set forth above in Question 4. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Cash Purchases"** permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any notification of a change that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $5,000 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $5,000 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank of Delhi as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank of Delhi, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank of Delhi will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank of Delhi is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank of Delhi, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank of Delhi may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 37.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $25 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if sufficient shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the Pink Sheets Electronic Quotation Service for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Possibly. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay prorated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your Plan account statement will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within 30 days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 37.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. If requested, we will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the Plan Administrator a new Authorization Form to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our proxy statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0740

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;
- changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
- increased competitive pressures among financial services companies;
- changes in consumer spending, borrowing and savings habits;
- legislative or regulatory changes that adversely affect our business;
- adverse changes in the securities markets; and
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December 31,	
	2009	2008
	(In thousands, except for share and per share data)	
Financial Condition Data:		
Assets:		
Cash and cash equivalents	$ 5,760	$ 2,967
Investment securities:		
Available for sale	84,141	81,225
Held to maturity	9,142	8,242
Total investment securities	93,283	89,467
Loans receivable	72,020	72,753
Less allowance for loan losses	769	735
Net loans	71,251	72,018
Premises and equipment, net	3,054	3,088
Accrued interest receivable and other assets	8,749	7,744
Total assets	$ 182,097	$ 175,284
Liabilities and Stockholders' Equity:		
Deposits:		
Noninterest-bearing	$ 25,988	$ 24,621
Interest-bearing	126,872	114,483
Total deposits	152,860	139,104
Advances from correspondent banks and Federal Home Loan Bank	6,083	14,641
Accrued interest payable and other liabilities	3,798	3,304
Total liabilities	$ 162,741	$ 157,049
Stockholders' Equity:		
Common stock, $1.00 par value: 5,000,000 shares authorized; and 1,559,250 shares issued at December 31, 2009 and 2008, respectively	$ 1,559	$ 1,559
Additional paid-in capital	713	635
Retained earnings	18,286	17,650
Unrealized gains on available for sale securities	1,151	483
Less :		
Treasury stock at cost (162,589 shares in 2009 and 157,242 shares in 2008)	(2,353)	(2,092)
Total stockholders' equity	19,356	18,235
Total liabilities and stockholders' equity	$ 182,097	$ 175,284
Book value per share	$ 13.86	$ 13.01

	At December 31,	
	2009	2008
	(In thousands, except for share and per share data)	
Operating Data:		
Interest Income:		
Loans receivable	$ 4,518	$ 4,817
Investment securities:		
United States treasury and agency securities	691	484
Mortgage-backed securities	2,013	1,761
State and local governments	1,047	953
Other	65	123
Interest on depository balances	32	75
Total interest income	$ 8,366	$ 8,213
Interest Expense	(2,385)	(2,669)
Net interest income	5,981	5,544
Provision for loan losses	(215)	67
Net interest income after provision for loan losses	5,766	5,611
Noninterest Income:		
Service charges and fees	1,388	1,377
Net realized gains (losses) from sales of available for sale securities	76	(7)
Other	225	243
Total noninterest income	$ 1,689	$ 1,613
Noninterest Expenses:		
Salaries and wages	1,961	1,920
Pensions and benefits	942	916
Occupancy expense	1,046	963
Other	1,716	1,415
Total noninterest expense	5,665	5,214
Income before income taxes	1,790	2,010
Income tax expense	397	317
Net income	$ 1,393	$ 1,693
Capital Ratios:		
Leverage ratio	10.16%	10.12%
Tier 1 risk weighted capital	22.16	20.74
Total risk weighted capital	23.08	21.62
Per Share Data:		
Earnings per share	$ .99	$ 1.21
Dividends per share	.54	.51
Asset Quality Ratios:		
Allowance for loan losses as a percentage of total loans	1.07%	1.01%
Allowance for loan losses as a percentage of nonperforming loans	57.78	46.01
Nonperforming loans as a percentage of total loans	1.85	2.20
Nonperforming loans as a percentage of total assets	.73	.91
Performance Ratios:		
Return on average total assets	.75%	1.03%
Return on average equity	7.32	9.64
Interest rate spread	3.21	3.25
Net interest margin	3.52	3.70
Dividend payout ratio	54.55	42.11

Our Business

General

Delhi Bank Corp. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2009, we had 358 stockholders of record.

The Delaware National Bank is a national bank which converted from a New York chartered bank in 1865. The Delaware National Bank operates a full-service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four-family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans, small business loans and student loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed-rate certificates of deposit and club accounts. The Delaware National Bank also has a full-service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and Internet banking. Other services include safe deposit facilities, travelers' checks, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

Delaware National Realty Corp., a wholly owned subsidiary of The Delaware National Bank, is a real estate investment trust, which was incorporated in the State of New York on July 5, 2002 for the purpose of investing in real estate mortgage portfolios. On that date, The Delaware National Bank transferred to Delaware National Realty Corp. certain one- to four-family residential mortgage loans and mortgage-backed securities. In return, The Delaware National Bank received shares of common and preferred stock of Delaware National Realty Corp. At December 31, 2009, Delaware National Realty Corp. had total assets of $24.5 million.

The Delaware National Bank's telephone number is (607) 746-0700. The Delaware National Bank's website is www.dnbd.net. Information on The Delaware National Bank's website should not be considered part of this offering circular.

Market Area and Competition

We consider Delaware County, New York to be the Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

Lending Activities

One- to Four-Family Residential Loans. We offer both fixed-rate and adjustable-rate one- to four-family residential mortgage loans. We do not engage in subprime lending. We also offer home equity lines of credit.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We will generally make mortgage loans with loan-to-value ratios up to 85%. We require all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We originate loans secured by a variety of commercial and multi-family real estate located in our market area. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a cash flow analysis of the borrower and consider the net operating income of the borrower's business or the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. We generally require that the borrowers have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2. In some circumstances, loans are also collateralized by business assets, assignments of leases or the business owner's primary residence. We may also require personal guarantees. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. In order to monitor these loans, we generally require the borrower and, in some cases, the business owner to provide annual financial statements and/or income tax returns.

Construction and Land Development Loans. We originate loans to finance the construction of residential and commercial properties. We also make loans on vacant land and for land development. Our construction loans generally provide for the payment of interest only during the construction phase. Loans generally can be made with a maximum loan to value ratio of 75% and generally do not exceed a term of one year. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Agricultural Loans. We make commercial business and agricultural loans on a secured and unsecured basis. When making such loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist of credit cards, automobile loans, mobile homes, personal loans and overdraft protection loans. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Agricultural Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and agricultural loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of our mortgage loan originations are existing customers, walk-in traffic, referrals from customers and advertising. Commercial, agricultural and consumer loans are generated primarily through the efforts of our loan officers.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All loans are reviewed by the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer's experience and tenure. Loans over certain specified amounts are approved either by the Loan Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by internal policy, to 12% of our Tier 1 capital and reserves. At December 31, 2009, our regulatory limit on loans to one borrower was $2.3 million. At that date, our largest lending relationship was $1.7 million and was secured by a certificate of deposit and real estate, with an existing assignment of life insurance. This loan was performing in accordance with its original terms at December 31, 2009.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to maximize portfolio yield over the long-term. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Chief Executive Officer and President is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a monthly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts, club accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. We also maintain an advance credit facility agreement with another financial institution.

Trust Services

The trust department of The Delaware National Bank provides fiduciary services and investment management and retirement services to individuals, partnerships, corporations and institutions. Additionally, the Bank acts as guardian, conservator, executor or trustee under various trusts, wills and other agreements. The Bank has implemented comprehensive policies governing the practices and procedures of the trust department, including policies relating to investment of trust property, maintaining confidentiality of trust records, avoiding conflicts of interest and maintaining impartiality. At December 31, 2009, trust assets under administration were $26.6 million, consisting of 300 accounts.

Personnel

As of December 31, 2009, we had 45 full-time employees and six part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. Each of these buildings are owned by The Delaware National Bank. The Delaware National Bank also has full-service branch offices located in Margaretville, New York and Davenport, New York. In addition, The Delaware National Bank owns and operates six ATM facilities, including one located at The Delaware National Bank's main office, one located in its Margaretville branch, one located in its Davenport branch, one located at Hogan's General Store in Andes, New York, one located at Price Chopper Plaza in Delhi, New York, and one located on the campus of SUNY College of Technology at Delhi, Delhi, New York.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular.

Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include one- to four-family residential loans, commercial real estate loans, commercial, financial and agricultural loans and consumer and home equity loans. We also maintain an investment portfolio consisting primarily of state and local government obligations and mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. See *"Risk Factors—Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance."*

A secondary source of income is non interest income, which is revenue that we receive from providing products and services. The majority of our non interest income generally comes from service charges (mostly from service charges on deposit accounts) and increases in the value of bank-owned life insurance. In some years we recognize income from the sale of securities and real estate owned.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

FDIC assessments are a specified percentage of assessable deposits, depending on the risk characteristics of the institution. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC has increased its assessment rates for 2009 and charged a special assessment to increase the balance of the insurance fund. Our special assessment amounted to $83,500 in 2009. In addition, in December 2009, an additional prepaid assessment of $828,721 was paid to cover assessments for the period January 1, 2010 through December 31, 2012 as required by the FDIC.

Balance Sheet Analysis

General. At December 31, 2009, Delhi Bank Corp. had total consolidated assets of $182.1 million, an increase of 3.9% from total consolidated assets of $175.3 million at December 31, 2008. This increase in total consolidated assets was due primarily to an increase in total deposits which was used to pay down borrowings with the remaining funds used to purchase investment securities. Interest-bearing deposits increased $12.4 million to $126.9 million, or 10.8%, at December 31, 2009 and borrowings from the Federal Home Loan Bank and correspondent banks decreased $8.6 million, or 58.9%, to $6.1 million at December 31, 2009. Cash and cash equivalents at December 31, 2009, totaled $5.8 million, an increase of $2.8 million, or 94.1%, compared to $3.0 million at December 31, 2008. Investment securities available for sale increased $2.9 million in 2009 to $84.1 million, or 3.6%, from $81.2 million in 2008. Investment securities held to maturity at December 31, 2009 totaled $9.1 million, an increase of $900,000, or 10.9%, compared to $8.2 million at December 31, 2008.

Total liabilities increased from $157.0 million at December 31, 2008 to $162.7 million at December 31, 2009, an increase of $5.7 million, due primarily to an increase in interest-bearing deposits offset by a pay down of advances from correspondent banks and the Federal Home Loan Bank. Advances were at $6.1 million at December 31, 2009 compared to $14.6 million at December 31, 2008. Total stockholders' equity increased from $18.2 million for the year ended December 31, 2008 to $19.4 million at December 31, 2009, or 6.6%, due to earnings of $1.4 million and an increase in unrealized gains on the market value of securities of $670,000, net of tax, offset by dividends declared aggregating $760,000.

Loans. The Delaware National Bank offers one-to four-family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed-rate loans. As of December 31, 2009, The Delaware National Bank's loan portfolio totaled $72.0 million (including net unamortized deferred origination costs), representing approximately 39.6% of total assets. Approximately 59.6% of our loan portfolio at that date was comprised of fixed-rate residential real estate mortgage loans.

The slight decrease in our loan portfolio for the year ended December 31, 2009 resulted primarily from lower loan demand.

The following table sets forth the composition of our loan portfolio by type of loan before deductions (principally unearned discounts, deferred loan fees, and allowance for loan losses) at the dates indicated.

	At December 31,			
	2009		2008	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial, financial and agricultural	$ 3,693	5.18%	$ 3,860	5.35%
Real estate-construction	—	—	—	—
Real estate-mortgage	63,348	88.86	63,901	88.57
Installment and other consumer loans	4,247	5.96	4,389	6.08
Total loans	71,288	100.00%	72,150	100.00%
Less:				
Allowance for loan losses	769		735	
Net loans	$ 70,519		$71,415	

The table below shows the amount of loans held in our portfolio by categories, net of loans in process and discounts, that mature in the indicated years following December 31, 2009. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Commercial, Financial and Agricultural	Real Estate – Construction	Real Estate – Mortgage	Installment and Other Consumer Loans (1)
		(In thousands)		
Amount due in:				
One year or less	$ 1,121	$ 247	$ 1,390	$ 616
More than one to five years	1,745	—	4,057	2,730
More than five years	686	—	58,445	251
Total	$ 3,552	$ 247	$ 63,892	$ 3,597

(1) Does not include credit cards and overdrafts.

Of the aggregate of $67.9 million of loans due after one year after December 31, 2009, $21.6 million, or 31.9% of total loans, have floating or adjustable interest rate features and $46.3 million, or 68.1%, have fixed interest rates.

The following table sets forth at December 31, 2009 the dollar amount of all loans due more than one year after December 31, 2009 which have either fixed interest rates or floating or adjustable rates.

	Fixed-Rate	Floating or Adjustable-Rate
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 801	$ 1,630
Real estate-construction	—	—
Real estate-mortgage	42,480	20,022
Installment and other consumer loans	2,981	—
Total	$ 46,262	$ 21,652

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2009, our investment portfolio totaled $93.3 million and represented approximately 51.2% of our total assets. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity.

Mortgage-backed securities and state and local government securities held to maturity at December 31, 2009 totaled $9.1 million, an increase of $900,000, or 10.9%, compared to $8.2 million at December 31, 2008. Investment securities increased primarily due to increased purchases as a result of increased deposits and lower loan demand.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,			
	2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Available for sale:				
U.S. Government and federal agencies	$ 16,691	$ 16,905	$ 15,051	$ 15,308
State and local government obligations	24,118	24,670	22,852	22,997
Corporate debt securities	—	—	1,502	1,463
Mortgage-backed securities	40,353	41,538	40,041	40,497
Marketable equity securities	979	979	911	911
Other equity securities	49	49	49	49
Total available for sale	82,190	84,141	80,406	81,225
Held to maturity:				
Mortgage-backed securities	4,671	4,839	5,299	5,344
State and local government obligations	4,471	4,568	2,943	2,960
Total held to maturity	9,142	9,407	8,242	8,304
Total securities	$ 91,332	$ 93,548	$ 88,648	$ 89,529

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2009. Average yields are presented on a tax equivalent basis.

	As of December 31, 2009									
	One Year or Less (1)		More than one Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total	
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
	(Dollars in thousands)									
Securities:										
Available for sale:										
U.S. Government and federal Agencies	$ 1,521	4.62%	$ 11,331	3.15%	$ 2,330	3.98%	$ 1,722	4.89%	$ 16,904	3.57%
State and local government Obligations	450	5.59	3,976	5.37	13,298	5.77	6,947	6.09	24,671	5.80
Corporate debt securities	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities	1,065	3.90	1,724	3.96	10,216	4.15	28,533	4.52	41,538	4.39
Total available for sale (3)	$ 3,036	4.51	$ 17,031	3.74	$ 25,844	4.98	$ 37,202	4.84	$ 83,113	4.64
Held to maturity:										
Mortgage-backed securities	$ 165	3.70	$ 770	4.21	$ 382	5.14	$ 3,354	4.32	$ 4,671	4.35
State and local government obligations	3,254	2.44	937	4.78	143	6.94	137	6.92	4,471	3.21
Total held to maturity (3)	$ 3,419	2.50	$ 1,707	4.53	$ 525	5.63	$ 3,491	4.43	$ 9,142	3.79
Total securities	$ 6,455	3.44	$ 18,738	3.81	$ 26,369	4.99	$ 40,693	4.42	$ 92,255	4.56

(1) The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2) Average yields are stated on a tax-equivalent basis.
(3) Total does not include marketable equity securities and other equity securities.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of non interest-bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts, club accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. The Delaware National Bank offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. Current economic conditions and our first full year of operations at the new branch have contributed to the increased deposits. We also consider the rates paid on our deposit accounts to be towards the top of the local market for rates on selected types of deposit products. For information about the deposit insurance per account, see "*Regulation and Supervision—Bank Regulation—Insurance of Deposit Accounts.*"

Deposits increased $13.8 million, or 9.9%, to $152.9 million at December 31, 2009 from $139.1 million at December 31, 2008 primarily as a result of increased municipal deposits driven by favorable rates. The Delaware National Bank's local deposit market is very competitive, and The Delaware National Bank will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise The Delaware National Bank's interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the FHLB of New York to provide cash advances, should it need additional funds for loan originations or other purposes.

The following table sets forth deposits for the dates indicated:

	Years Ended December 31,			
	2009		2008	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 25,988	17.0%	$ 24,621	17.7%
Interest-bearing deposits:				
NOW accounts	18,990	12.4	20,517	14.7
Money markets	16,276	10.6	14,029	10.1
Savings	38,162	25.0	32,803	23.6
Time (in excess of $100,000)	16,577	10.9	11,960	8.6
Other time	36,867	24.1	35,174	25.3
Total interest-bearing deposits	126,872	83.0	114,483	82.3
Total deposits	$152,860	100.0%	$139,104	100.0%

The following table sets forth average deposits by average rates paid for the dates indicated:

	Years Ended December 31,			
	2009		2008	
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 24,718		$ 24,509	
Interest-bearing deposits:				
NOW accounts	19,095	.20%	18,365	.21 %
Money markets	16,610	.98	12,635	1.44
Savings	36,121	1.00	32,066	1.01
Time (in excess of $100,000)	23,050	1.61	8,444	4.20
Other time	35,556	3.14	37,496	3.51
Total interest-bearing deposits	130,432	1.57	109,006	2.03
Total deposits	$ 155,150	1.54%	$133,515	1.66%

At December 31, 2009, The Delaware National Bank had outstanding $16.6 million in certificates of deposit accounts with balances of $100,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $100,000 or More	Balance (In thousands)
Three months or less	$ 8,894
Over three through twelve months	4,292
Over twelve months	3,391
Total	$ 16,577

Borrowings. We utilize borrowings from the Federal Home Loan Bank of New York and other correspondent banks to supplement our supply of funds for loans and investments. As of December 31, 2009 and December 31, 2008, we had $6.1 million and $14.6 million, respectively, outstanding in correspondent bank and Federal Home Loan Bank advances. The decrease in borrowings in 2009 was primarily the result of the decision by the Bank to pay down advances with funds generated from increased deposits.

Results of Operation for the Years Ended December 31, 2009 and December 31, 2008

Financial Highlights. Net income for the year ended December 31, 2009 was $1.4 million, or $.99 per share, compared to net income of $1.7 million, or $1.21 per share, for the year ended December 31, 2008.

Net Interest Income. Net interest income decreased by $440,000, or 7.9%, to $6.0 million for 2009 from $5.5 million in the same period in 2008. The net interest rate spread decreased to 3.21% for the year ended December 31, 2009 from 3.25% for the year ended December 31, 2008. The net interest margin decreased to 3.52% for the year ended December 31, 2009 from 3.70% for the year ended December 31, 2008. The decrease in average yields was the result of a decline in market interest rates.

Total interest income increased to $8.4 million for the year ended December 31, 2009, or 1.9%, from $8.2 million for the year ended December 31, 2008. The increase in interest income primarily reflects the increase in deposits which were utilized to purchase investment securities and other interest-bearing assets. Interest income earned on loans decreased to $4.5 million for the year ended December 31, 2009, or 6.2%, from $4.8 million for the year ended December 31, 2008 due primarily to flat loan growth and a declining rate environment. Interest income on investment securities increased by $450,000 for the year ended December 31, 2009, or 13.3%, from 2008 as a result of increased purchases in the investment portfolio.

Interest expense on interest-bearing deposits decreased to $2.0 million for the year ended December 31, 2009, or 10.0%, from $2.2 million for the year ended December 31, 2008. The decrease was due primarily to a decline in market interest rates paid to depositors. Interest expense on Federal Home Loan Bank of New York and correspondent bank borrowings decreased in 2009 from $450,000 to $330,000 due to a significant pay-down on advances with the increase in deposits. The cost of funds decreased in 2009 as compared to 2008 primarily as a result of the declining rate environment in 2009.

Provision for Loan Losses. A provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. Based upon our analysis of these factors, management increased the provision for loan losses by $215,000 for the year ended December 31, 2009, compared to a reduction of the provision by $67,000 for the same period in 2008, which was primarily due to normal adjustments to the provision for loan losses to reflect economic conditions and trends in the loan portfolio. The allowance for loan losses was $770,000, or 1.07% of total loans, as of December 31, 2009 as compared with $730,000, or 1.01% of total loans, as of December 31, 2008.

Noninterest Income. Noninterest income increased $80,000 to $1.7 million in 2009 from $1.6 million in 2008 due primarily to realized gains on sales of available for sale securities.

The following table shows the components of noninterest income for the years ended December 31, 2009 and December 31, 2008.

	Year Ended December 31,		Percentage Change
	2009	2008	Increase/Decrease
	(Dollars in thousands)		
Banking service charges and fees on deposit accounts	$ 571	$ 626	(8.79)%
Gain (loss) on securities available for sale	76	(7)	1,185.71
Other fees collected (1)	817	751	8.79
Other income (2)	226	243	(7.00)
Total	$ 1,690	$1,613	4.77%

(1) Other fees collected consist of trust department income, banking fees, late fees on loans and credit cards and ATM fees.
(2) Other income consists of group insurance dividends and income earned on bank-owned life insurance.

Noninterest Expenses. Noninterest expenses increased in the year ended December 31, 2009 primarily due to an increase in other expense of $240,000 from $1.2 million to $1.4 million. This was primarily due to the increase in FDIC assessments in the current year, as previously discussed, as well as an increase in other real estate expense resulting from additional costs for holding foreclosed properties. Other expenses consist primarily of OCC and FDIC assessments, director fees, data processing fees, office supplies and legal expenses.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2008 to the year ended December 31, 2009.

	Year Ended December 31,		Percentage Change Increase/Decrease
	2009	2008	
	(Dollars in thousands)		
Salaries and employee benefits	$ 2,903	$ 2,836	2.36%
Occupancy and equipment expense	1,046	963	8.62
Other real estate expense	170	116	46.55
Accounting services	145	137	5.84
Other expenses	1,401	1,162	20.57
Total	$ 5,665	$ 5,214	8.59%

Income Tax Expense. The income tax expense for the year ended December 31, 2009 was $400,000, reflecting an effective tax rate of 22.17%, compared to $320,000 for the year ended December 31, 2008, reflecting an effective tax rate of 15.76%. The increase in the effective tax rate is the result of the Bank being subject to the alternative minimum tax in 2009.

Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,					
	2009			2008		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Interest-earning deposits in other banks	$ 2,087	$ 32	1.53%	$ 3,679	$ 74	2.01%
Investment securities, net (1):						
Taxable	23,409	756	3.23	13,610	607	4.46
Non-taxable	27,942	1,047	3.75	23,919	953	3.98
Mortgage-backed securities, net (1)	44,769	2,013	4.50	37,359	1,761	4.71
Loans receivable, net (2)	71,667	4,518	6.30	71,210	4,817	6.76
Total interest-earning assets	169,874	8,366	4.92	149,777	8,212	5.48
Noninterest-earning assets	16,260			14,266		
Total assets	$ 186,134			$164,043		
Liabilities and Equity:						
Interest-bearing liabilities:						
NOW accounts	$ 19,095	$ 39	.20	$ 18,365	$ 39	.21
Money markets	16,610	162	.98	12,635	182	1.44
Savings	36,121	363	1.00	32,066	323	1.01
Certificates of deposit (in excess of $100,000)	23,050	371	1.61	8,444	355	4.20
Other certificates of deposit	35,556	1,115	3.14	37,496	1,316	3.51
Total deposits	130,432	2,050	1.57	109,006	2,215	2.03
FHLB and correspondent bank advances	8,634	334	3.87	10,764	454	4.22
Total interest-bearing liabilities	139,066	2,384	1.71	119,770	2,669	2.23
Noninterest-bearing liabilities	28,036			27,297		
Total liabilities	167,102			147,067		
Stockholders' equity	19,032			16,976		
Total liabilities and stockholders' equity	$ 186,134			$164,043		
Net interest income		$ 5,982			$5,543	
Net interest rate spread (3)			3.21%			3.25%
Net interest margin (4)			3.52%			3.70%
Average interest-bearing assets to average interest-bearing liabilities			122.15%			125.05%

(1) Includes unamortized discounts and premiums.
(2) Amount is net of loans in process, net of deferred loan origination fees and allowance for loan losses and includes non-performing loans.
(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest income:			
Interest-earning deposits in other banks	$ (27)	$ (15)	$ (42)
Investment securities, net:			
Taxable	350	(202)	148
Non-taxable	153	(58)	95
Mortgage-backed securities, net	336	(85)	251
Loans receivable, net	31	(330)	(299)
Total change in interest income	$ 843	$ (690)	$ 153
Interest expense:			
Deposits:			
NOW accounts	$ 1	$ (1)	$ -
Money markets	48	(68)	(20)
Savings	41	(1)	40
Time (in excess of $100,000)	335	(320)	15
Other time deposits	(66)	(134)	(200)
FHLB advances	(85)	(36)	(121)
Total change in interest expense	274	(560)	(286)
Increase (decrease) in net interest income	$ 569	$ (130)	$ 439

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan or a non-mortgage loan becomes 45 days past due, we institute collection proceedings. Credit card loans and other personal loans are typically charged off when they become 120 days past due.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2009 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,	
	2009	**2008**
	(Dollars in thousands)	
Nonaccruing (1)	$ 1,331	$1,597
Accruing, delinquent for 90 days or more(3)	$ 674	$ 293
Restructured loans not included in above amounts	—	—
Percentage of nonperforming loans to total loans	1.85%	2.20%
Percentage of nonperforming loans to total assets	.73%	.91%
Percentage of nonperforming assets to total assets	.73%	.91%

(1) The gross interest income that would have been recorded in the period ended December 31, 2009, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $110,090. There was no interest income on these loans that was included in net income for the period ended December 31, 2009.
(2) The decrease in nonaccruing loans in 2009 was due to reductions in principal balances.
(3) Loans delinquent as to principal or interest payments.

During the years ended December 31, 2009 and 2008, interest income of $110,090 and $156,500, respectively, would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period. There was no interest on such loans included in income during 2009 and $6,742 included in income in 2008.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower's income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require The Delaware National Bank to establish allowances for loan losses. If an asset or portion thereof is classified loss, The Delaware National Bank must either establish specific allowances for loan losses in the amount of the portion of the asset classified loss, or charge off such amount. Federal examiners may disagree with The Delaware National Bank's classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner's classification of an asset, it may appeal this determination to the Office of the Comptroller of the Currency.

At December 31, 2009, The Delaware National Bank had $4.8 million in assets classified as substandard and $40,000 in assets classified as doubtful or loss as compared to $5.5 million in assets classified as substandard and $80,000 in assets classified as doubtful or loss at December 31, 2008. In addition, at December 31, 2009, The Delaware National Bank had $3.1 million in assets classified as special mention as compared to $2.5 million in assets classified as special mention at December 31, 2008.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific loan loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income.

At December 31, 2009, the allowance for loan losses represented 1.07% of total loans, compared to 1.01% of total loans at December 31, 2008. The allowance for loan losses increased 4.7% from December 31, 2008 to December 31, 2009 due to an increase in the provision for loan losses of $215,000 and charge-offs of $258,000, which were offset by $78,000 of recoveries. The decision to increase the allowance was due to normal adjustments to the provision to reflect economic conditions and trends in the loan portfolio.

The following table sets forth a breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,					
	2009			2008		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)					
Commercial, financial and agricultural	$ 194	25%	5%	$ 276	38%	5%
Real estate-construction	—	—	—	—	—	—
Real estate-mortgage	421	55	89	351	48	89
Installment and other consumer loans	143	19	6	92	13	6
Not specifically allocated	11	1	—	15	1	—
Total	$ 769	100 %	100%	$ 734	100%	100%

Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial conditions and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Years Ended December 31,	
	2009	**2008**
	(Dollars in thousands)	
Allowance at beginning of the period	$ 734	$ 852
Provision (credit)for loan losses	215	(67)
Charge-offs:		
Commercial, financial and agricultural	(1)	(9)
Real estate-construction	–	–
Real estate-mortgage	(175)	(23)
Installment and other consumer loans	(82)	(90)
Total charge-offs	(258)	(122)
Recoveries:		
Commercial, financial and agricultural	17	30
Real estate-construction	–	–
Real estate-mortgage	2	1
Installment and other consumer loans	59	40
Total recoveries	78	71
Net charge-offs	(180)	(51)
Allowance at end of period	$ 769	$ 734
Net charge-offs to average loans outstanding during the period	.25%	.07%
Allowance to total loans outstanding at the end of the period	1.07%	1.01%
Allowance to nonperforming loans	57.78%	45.96%

Interest Rate Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

We have an Asset/Liability Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary funding activities consist of activity in deposit accounts and Federal Home Loan Bank of New York advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2009, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Bank Regulation—Capital Adequacy Requirements"* and note 13 of the notes to the consolidated financial statements included in this offering circular.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 11 of the notes to the consolidated financial statements included in this offering circular.

For the year ended December 31, 2009, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the consolidated financial statements included in this offering circular.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The Board of Directors of Delhi Bank Corp. is presently composed of eight (8) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age (1)	Principal Occupation for Past Five Years and Business Experience	Director Since (2)	Term Expires
Michael E. Finberg	63	Director and President of Margaretville Bowl Ltd.; President of MMA Corp.; Owner of Reliable Tent	1998	2010
Timothy C. Townsend	60	Chairman of the Board of Delhi Bank Corp. and The Delaware National Bank since 2003; Director of Delhi Telephone Company; Former President and Chief Executive Officer of Delhi Bank Corp. from 1994 to 2004; Former President and Chief Executive Officer of The Delaware National Bank from 1989 to 2004	1989	2010
Raymond M. Christensen	72	Farmer and retired Special Assistant to New York State Commissioner of Agriculture and Markets	2003	2011
Bruce J. McKeegan	52	Attorney and Sole Owner of McKeegan & McKeegan LLP	2000	2011
Ann S. Morris	65	Retired President, CPA of Morris & Ronovech CPA, PC, a public accounting firm; Self-employed accountant	2002	2011
Paul J. Roach	56	Vice President and Chief Financial Officer of the Clark Companies, a contracting company.	2001	2012
Andrew F. Davis III	64	Director and Owner of D&D of Walton, Inc., an auto parts business	1991	2012
Robert W. Armstrong	47	President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since 2005; Director and President of Delaware National Realty Corp; Former Treasurer of Delhi Bank Corp. from 1994 to 2004; Former Vice President, Treasurer, Cashier and Trust Officer of The Delaware National Bank from 1987 to 2004	2005	2012

(1) As of December 31, 2009.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Executive Officers Who are Not Directors

Name	Age (1)	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since
Peter V. Gioffe	37	Treasurer of Delhi Bank Corp. since 2005; Vice President and Cashier of The Delaware National Bank since 2005; Treasurer of Delaware National Realty Corp. since 2002	2005
Suzanne L. MacDonald	58	Vice President of Delhi Bank Corp. since 2006; Vice President of Human Resources of The Delaware National Bank since 2005; Vice President of Delaware National Realty Corp. since 2006. Prior to 2005, Ms. MacDonald served as Assistant Vice President of Human Resources for The Delaware National Bank.	2005
Gretchen E. Rossley	47	Secretary of Delhi Bank Corp. since 2006; Vice President of Administration and Secretary of The Delaware National Bank since 2006; Secretary of Delaware National Realty Corp. since 2005. Prior to 2005, Ms. Rossley served as Assistant Vice President of Customer Service and as Internal Auditor for The Delaware National Bank.	2005

(1) As of December 31, 2009.

Director Compensation

In 2009, directors of The Delaware National Bank received $1,150 for each regular and special Board meeting attended. Members of The Delaware National Bank's Audit Committee received $280 for each committee meeting attended. Non-employee directors who were members of all other committees of The Delaware National Bank received $170 for each committee meeting attended. Timothy C. Townsend, as Chairman of the Board of Delhi Bank Corp., received $2,300 for each regular or special Board meeting attended and $340 for any committee meeting attended. In addition, our non-employee directors received $280 per day for attendance at seminars. Delhi Bank Corp. does not pay director fees.

Executive Compensation

The following table sets forth the total aggregate annual remuneration paid by Delhi Bank Corp. to the three (3) highest paid persons who are executive officers of Delhi Bank Corp. and/or The Delaware National Bank as a group for 2009.

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp. (1)	President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp.; Vice President of Delhi Bank Corp and Vice President of Human Resources of The Delaware National Bank; Secretary of Delhi Bank Corp. and Vice President of Administration and Secretary of the Delaware National Bank.	$429,555

(1) The group consists of three persons including Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank of Delhi, Suzanne L. MacDonald, Vice President of Delhi Bank Corp. and Vice President of Human Resources of The Delaware National Bank of Delhi and Gretchen E. Rossley, Secretary of Delhi Bank Corp. and Vice President of Administration and Secretary of The Delaware National Bank of Delhi.

Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and installment and other consumer loans.

The Delaware National Bank's policy provides that all loans made by The Delaware National Bank to its directors and officers are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, LLP, which is owned by director Bruce McKeegan, to provide legal assistance to The Delaware National Bank and its customers in the form of mortgage closing and related services. Amounts paid to McKeegan & McKeegan, LLP totaled approximately $26,000 in 2009 and $33,000 in 2008.

Stock Ownership

The following table sets forth, as of December 31, 2009, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3)
Robert W. Armstrong	3,561 (4)	*
Peter V. Gioffe	3,199	*
Suzanne L. MacDonald	7,846	*
Gretchen E. Rossley	7,232 (5)	*
Raymond M. Christensen	1,580	*
Andrew F. Davis III	36,540 (6)	2.6
Michael E. Finberg	2,732 (7)	*
Bruce J. McKeegan	6,500 (8)	*
Ann S. Morris	1,575 (9)	*
Paul J. Roach	52,648 (10)	3.8
Timothy C. Townsend	3,377	*
All Executive Officers and Directors as a Group — (11) Persons in Total	126,790	9.1 %

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.
(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.
(2) Differences may exist between figures shown here and actual share amounts due to rounding up of such numbers.
(3) Based on 1,396,661 shares outstanding as of December 31, 2009.
(4) Includes 185 shares pledged as security.
(5) Includes 3,165 shares held jointly with Ms. Rossley's spouse.
(6) Includes 5,333 shares held by Mr. Davis' spouse; 1,164 shares held as custodian for Mr. Davis' son and 5,333 shares held by D&D of Walton, Inc., of which he is the President. Includes 6,400 shares pledged as security.
(7) Includes 191 shares held jointly with Mr. Finberg's sons, 271 shares held jointly with Mr. Finberg's sister, 140 shares held jointly with Mr. Finberg's spouse and 19 shares held jointly with Mr. Finberg's daughter-in-law.
(8) Includes 5,150 shares held by Mr. McKeegan's spouse.
(9) Includes 225 shares held by Ms. Morris' spouse.
(10) Includes 3,939 shares held jointly with Mr. Roach's wife, 643 shares held as custodian for Mr. Roach's son, 750 shares held by the Roach Family Scholarship Trust and 40,871 shares held by Burton F. Clark, Inc. d/b/a Clark Companies of which Mr. Roach is the Vice President.

To our knowledge, the only record owner of 10% or more of any class of our equity securities is Cede & Co. To our knowledge, there are no other beneficial owners of 10% or more of any class of our equity securities.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC"). Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the Federal Reserve Board ("FRB").

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 ("BHCA"), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. However, the capital adequacy requirements apply on a bank-only basis until a bank holding company's consolidated assets exceed $500 million.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.'s ability to pay dividends could also be restricted should The Delaware National Bank ever become "undercapitalized." See *"—Corrective Measures for Capital Deficiencies."*

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See *"—Holding Company Regulation."*

Bank Regulation

Business Activities. The activities of national banks are governed by federal law and regulations. In particular, the authority of national banks to lend money, accept deposits, branch and engage in other activities is found in the National Bank Act and the OCC's regulations.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements in particular cases if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% ("Tier 1 risk-weighted ratio") and a ratio of total capital to total risk-weighted assets of 8.0% ("total capital risk-weighted ratio"). In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items (including certain recourse arrangements, direct credit substitutes and derivatives), are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC capital regulations based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less a percentage of certain nonfinancial investments and intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. As of December 31, 2009, The Delaware National Bank's Tier 1 risk-weighted ratio was 22.2% and total capital risk-weighted ratio was 23.1%.

The OCC's leverage guidelines require that the Tier 1 capital to average total assets ratio ("leverage ratio") for a depository institution that has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System be 3.0% and that the minimum leverage ratio for any other depository institution be 4.0%, unless a higher leverage ratio is warranted by the particular circumstances or risk profile of the depository institution. As of December 31, 2009, The Delaware National Bank's leverage ratio was 10.2%.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A "well capitalized" bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6%, a Tier 1 risk-weighted ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

Undercapitalized institutions submit a capital restoration plan acceptable to the regulator, compliance with which must be guaranteed by any controlling holding company in an amount of up to the lesser of 5% of the bank's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. Agency regulations contemplate broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. An undercapitalized depository institution is generally prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2009, The Delaware National Bank's limit on loans-to-one borrower was $2.3 million. At that date, The Delaware National Bank's largest lending relationship was $1.7 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which the target has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition. Such assessments for The Delaware National Bank amounted to $65,508 for the year ended December 31, 2009.

Insurance of Deposit Accounts. The Delaware National Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. For calendar 2008, assessments ranged from five to forty-three basis points of each institution's deposit assessment base. Due to losses incurred by the Deposit Insurance Fund in 2008 as a result of failed institutions, and anticipated future losses, the Federal Deposit Insurance Corporation adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The Federal Deposit Insurance Corporation made further refinements to its risk-based assessment that were effective April 1, 2009 and that effectively made the range seven to $77^{1/2}$ basis points. The Federal Deposit Insurance Corporation may adjust rates uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the Federal Deposit Insurance Corporation assessment.

The Federal Deposit Insurance Corporation imposed on each insured institution a special emergency assessment of five basis points of total assets minus tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base on the same date) in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar special assessments during the fiscal two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009, subsequently extended until June 30, 2010. Certain senior unsecured debt issued by institutions and their holding companies between specified time frames could also be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012, or in some cases, December 31, 2012. The Delaware National Bank made a business decision not to participate in the unlimited noninterest-bearing transaction account coverage and Delaware National Bank and Delhi Bank Corp. opted not to participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the financing corporation to recapitalize a predecessor deposit insurance funds. That payment is established quarterly and for four quarters ended December 31, 2009 averaged 1.06 basis points of assessable deposits.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of the Comptroller of the Currency. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions with Affiliates and Insiders. Transactions between a bank and any non-banking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders, including more stringent limits on loans to executive officers. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Loans to insiders may generally be made only on non-preferential terms except as part of a bank-wide employee benefit program that does not favor insiders over other employees. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was "Satisfactory."

Consumer Laws and Regulations. The Delaware National Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions such as cease and desist orders and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts over $10.7 million to and including $55.2 million; a 10% reserve ratio is applied above $55.2 million. The first $10.7 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. The Delaware National Bank complies with the foregoing requirements.

The Changing Regulatory Structure. Legislation that would affect The Delaware National Bank and Delhi Bank Corp. is, from time to time, introduced in Congress. The Obama Administration has proposed, and Congress is currently considering, legislation that would restructure the regulation of depository institutions. Proposals range from the merger of the Office of Thrift Supervision, which regulates federal thrifts, with the OCC to the creation of an independent federal agency that would assume the regulatory responsibilities of the Office of Thrift Supervision, FDIC, OCC and FRB. Also proposed is the creation of a new federal agency to administer and enforce consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions would be reduced under certain proposals as well.

Enactment of any of these proposals would revise the regulatory structure imposed on national banks and bank holding companies and could result in more stringent regulation. At this time, management has no way of predicting the contents of any final legislation, or whether any legislation will be enacted at all.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits or in interest paid on excess reserves. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us largely depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in *"Risk Factors – We cannot guarantee future payment of dividends"* we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from the Company at fair market value. We will appoint a third party plan administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from the Company from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan"* and listed on the Authorization Form enclosed with this offering circular. We are making no recommendation regarding participation in the Plan. Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (607) 746-0700.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Opinion

Kilpatrick Stockton LLP, Washington, DC, has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Independent Registered Public Accountants

The financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 in this offering circular have been audited by Dannible & McKee, LLP, our independent registered public accountants.

Index to Consolidated Financial Statements of Delhi Bank Corp.

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on Consolidated Financial Statements

March 17, 2010

To the Board of Directors and Stockholders of
Delhi Bank Corp. and Subsidiary

We have audited the accompanying consolidated balance sheets of Delhi Bank Corp. and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delhi Bank Corp. and Subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board guidance on accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements in 2008.

Dannible & McKee, LLP

DELHI BANK CORP.

CONSOLIDATED BALANCE SHEETS

Assets	December 31, 2009	December 31, 2008
Cash and due from banks	$ 5,560,408	$ 2,349,648
Interest bearing deposits with banks	199,294	617,349
Cash and cash equivalents	5,759,702	2,966,997
Available for sale securities	84,141,284	81,225,309
Held to maturity securities	9,141,742	8,242,369
Investment securities	93,283,026	89,467,678
Loans receivable	72,019,806	72,752,932
Less allowance for loan losses	769,235	734,712
Net loans	71,250,571	72,018,220
Premises and equipment, net	3,054,106	3,087,612
Bank owned life insurance	5,510,149	5,287,561
Accrued interest receivable and other assets	3,239,884	2,456,696
	11,804,139	10,831,869
Total assets	$ 182,097,438	$ 175,284,764
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing	$ 25,988,013	$ 24,621,046
Interest bearing	126,872,334	114,483,606
Total deposits	152,860,347	139,104,652
Accrued interest payable and other liabilities	3,797,919	3,303,640
Advances from correspondent banks and Federal Home Loan Bank	6,082,410	14,641,537
Total liabilities	162,740,676	157,049,829
Stockholders' equity:		
Common stock - $1.00 par value; 5,000,000 shares authorized; 1,559,250 shares issued in 2009 and 2008	1,559,250	1,559,250
Additional paid-in capital	712,663	634,879
Retained earnings	18,285,932	17,649,611
Accumulated other comprehensive income	1,151,415	483,595
Treasury stock, at cost 162,589 shares in 2009 and 157,242 shares in 2008	(2,352,498)	(2,092,400)
Total stockholders' equity	19,356,762	18,234,935
Total liabilities and stockholders' equity	$ 182,097,438	$ 175,284,764

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,	
	2009	2008
Interest income:-		
Loans receivable	$ 4,518,257	$ 4,817,395
Investment securities:		
United States treasury and agency securities	690,484	484,251
Mortgage backed securities	2,012,606	1,761,165
State and local governments	1,046,976	952,586
Other	97,477	197,531
Total interest income	8,365,800	8,212,928
Interest expense	(2,384,434)	(2,669,322)
Net interest income	5,981,366	5,543,606
Provision for loan losses	(214,993)	67,562
Net interest income after provision for loan losses	5,766,373	5,611,168
Non-interest income:		
Service charges and fees	1,387,918	1,376,471
Net realized gain (loss) on sales of available for sale securities	75,665	(6,619)
Bank owned life insurance income and other	225,815	243,368
Total non-interest income	1,689,398	1,613,220
Non-interest expenses:		
Salaries and employee benefits	2,903,479	2,835,909
Occupancy	1,045,834	963,426
Other	1,716,231	1,414,786
Total non-interest expenses	5,665,544	5,214,121
Income before income taxes	1,790,227	2,010,267
Provision for income taxes	396,917	316,764
Net income	$ 1,393,310	$ 1,693,503
Earnings per share:		
Net income per share of common stock	$ .99	$ 1.21

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances, December 31, 2007 (Note 14)	$ 1,559,250	$ 574,301	$ 16,819,305	$ 43,819	$ (2,123,357)	$ 16,873,318
Cumulative effect of change in accounting principle (Note 1)			(150,127)			(150,127)
Comprehensive income:-						
Net income for 2008			1,693,503			1,693,503
Other comprehensive income:						
Changes in unrealized net gain on securities available for sale net of reclassification adjustment of $15,086 and taxes of $305,607				439,776		439,776
Total comprehensive income						2,133,279
Treasury stock transactions, net		60,578			30,957	91,535
Dividends declared - $.51 per share			(713,070)			(713,070)
Balances, December 31, 2008	1,559,250	634,879	17,649,611	483,595	(2,092,400)	18,234,935
Comprehensive income:-						
Net income for 2009			1,393,310			1,393,310
Other comprehensive income:						
Changes in unrealized net gain on securities available for sale net of reclassification adjustment of $14,356 and taxes of $464,072				667,820		667,820
Total comprehensive income						2,061,130
Treasury stock transactions, net		77,784			(260,098)	(182,314)
Dividends declared - $.54 per share			(756,989)			(756,989)
Balances, December 31, 2009	$ 1,559,250	$ 712,663	$ 18,285,932	$ 1,151,415	$ (2,352,498)	$ 19,356,762

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2009	2008
Increase in cash and cash equivalents		
Cash flows from operating activities:-		
Net income	$ 1,393,310	$ 1,693,503
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized (gain) loss from sales of available for sale securities	(75,665)	6,619
Premium amortization net of discount accretion	285,659	112,960
Provision for loan losses	214,993	(67,562)
Depreciation and amortization	279,805	263,496
(Gain) loss on disposal of fixed assets	-	(2,720)
Deferred taxes	17,600	49,826
Increase in bank owned life insurance	(222,588)	(211,818)
Increase in accrued interest receivable and other assets	(803,868)	(184,353)
Increase (decrease) in accrued interest payable and other liabilities	24,618	(142,932)
Net cash provided by operating activities	1,113,864	1,517,019
Cash flows from investing activities:		
Purchases of available for sale securities	(35,612,119)	(40,855,566)
Proceeds from sales of available for sale securities	5,985,331	1,133,826
Proceeds from calls and maturities of available for sale securities	27,648,302	15,613,261
Purchases of held to maturity securities	(4,923,329)	(2,758,222)
Proceeds from maturities of held to maturity securities	4,008,371	1,442,142
Net (increase) decrease in loans receivable	552,656	(2,676,838)
Premises and equipment purchases, net	(246,299)	(408,436)
Net cash used for investing activities	(2,587,087)	(28,509,833)

- CONTINUED -

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(- CONTINUED -)

	Year ended December 31,	
	2009	2008
Cash flows from financing activities:		
Net increase in demand, savings, and NOW deposits	7,443,917	10,454,458
Net increase in other time deposits	6,311,778	3,698,163
Advances from Federal Home Loan Bank	-	9,000,000
Repayments on advances from Federal Home Loan Bank	(5,255,027)	(5,577,300)
Net increase (decrease) in Federal Home Loan Bank overnight line of credit	(3,500,000)	3,500,000
Advances from Bankers Bank	320,900	-
Repayments on advances from Bankers Bank	(125,000)	-
Dividends paid	(748,326)	(698,095)
Purchases of treasury stock	(547,189)	(230,235)
Proceeds from sale of treasury stock	364,875	321,770
Net cash provided by financing activities	4,265,928	20,468,761
Net increase (decrease) in cash and cash equivalents	2,792,705	(6,524,053)
Cash and cash equivalents, beginning of year	2,966,997	9,491,050
Cash and cash equivalents, end of year	$ 5,759,702	$ 2,966,997
Supplemental disclosures:		
Cash paid during the year for interest	$ 2,414,657	$ 2,677,741
Cash paid during the year for income taxes	$ 394,500	$ 207,000

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Nature of operations - Delhi Bank Corp. (the "Company") provides a full range of commercial banking services to individual and small business customers through its wholly owned subsidiary, The Delaware National Bank of Delhi (the "Bank"). The Bank's operations are conducted in three branches in Delaware County, New York.

Basis of consolidation - The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and cash equivalents - Cash and cash equivalents are defined as the sum of cash and due from banks and Federal funds sold. Cash balances held by other financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation are subject to credit risk. From time to time, amounts held by the Bank may exceed the insured amounts.

Concentration of credit risk - Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area and other areas of New York State. The concentrations of credit by type of loan are set forth in Note 4. The Bank, as a matter of policy, does not extend credit to any single borrower or group of related borrowers in excess of 12% of primary capital as defined.

To reduce the credit risk associated with credit related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

Held to maturity securities - Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts. The amortization of premiums and the accretion of discounts are recognized in interest income using methods, approximating the interest method, over the terms of the securities.

Available for sale securities - Available for sale securities consist of investment securities not classified as held to maturity securities and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale are included in non-interest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are calculated on the trade date and determined using the specific-identification method.

Impairment of investment securities - In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer; and (3) the intent and ability of the Bank to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Declines in fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans receivable - Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the estimated life of the loan using the interest method.

Loans are determined to be past due based upon contractual terms. Certain loans are placed on nonaccrual status when payments become 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than when they become 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received after all principal has been collected.

Allowance for loan losses - The allowance for loan losses is maintained at a level, which in management's judgment is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A loan is considered impaired when based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The allowance is increased or decreased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change in the near term.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to current operations using straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred.

Bank owned life insurance - Bank owned life insurance ("BOLI") was purchased as a financing tool to fund certain employee benefits. The advantage of life insurance financing is the tax-preferred status of the increase in life insurance cash values and the death benefits and the cash flow generated at the death of the insured. BOLI is stated on the Company's consolidated balance sheet at its current cash surrender value. The cash surrender value of the BOLI is subject to credit risk and is dependent on the financial condition of the insurance carriers. Increases in BOLI's cash surrender value are reported as other non-interest income in the Company's consolidated income statement.

Foreclosed real estate - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs. Any losses based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property, based on periodic evaluations by management, are included in other non-interest expenses. Foreclosed real estate amounted to $67,000 and $150,000 at December 31, 2009 and 2008, respectively.

Income taxes - Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of investment securities available for sale, allowance for loan losses, deferred compensation, premises and equipment, deferred loan costs and foreclosed real estate.

The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Net deferred tax assets or liabilities are included in other assets or other liabilities in the accompanying statements of financial condition.

Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

In June 2006, the Financial Accounting Standards Board (FASB) issued authoritative guidance on accounting for uncertainty in income taxes, which became effective for years beginning after December 15, 2008. In accordance with the guidance, the Company reviewed its operations for uncertain tax positions and believes there are no significant exposures. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company is no longer subject to Federal and New York State examinations by tax authorities for years before 2006.

Advertising costs - The Bank expenses advertising costs as incurred. Advertising expense was $23,717 and $34,974 in 2009 and 2008, respectively.

Net income per share of common stock - Net income per share of common stock is based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding was 1,402,205 in 2009 and 1,398,595 in 2008.

Fair value of financial instruments - On January 1, 2008, the FASB issued authoritative guidance on fair value measurements, which became effective for years beginning after January 1, 2008, for financial assets and financial liabilities. The guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. See Note 12 - Fair Value Disclosures.

Fair value disclosures - FASB's authoritative guidance on, disclosures about fair value of financial instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. The guidance excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 12 - Fair Value Disclosures.

Off-balance-sheet financial instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Comprehensive income - The Company's only element of other comprehensive income is unrealized holding gains and losses on available for sale securities, which are reflected in the accompanying consolidated financial statements net of deferred income taxes. Accumulated other comprehensive income included unrealized gains on securities of $1,151,415 net of taxes of $800,333 and unrealized gains on securities of $483,595 net of taxes of $336,261 at December 31, 2009 and 2008, respectively.

New accounting standards - The FASB issued authoritative guidance on accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements. The guidance requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. Under the guidance, life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance on employer's accounting for postretirement benefits other than pensions. The Company adopted the guidance on January 1, 2008, as a change in accounting principle through a cumulative-effect adjustment to retained earnings totaling $150,127.

Subsequent events - Management has evaluated subsequent events through March 17, 2010, the date which the consolidated financial statements were available for issue. There have been no subsequent events that would require disclosure or adjustment to the consolidated financial statements.

Note 2 - Restrictions on cash and amounts due from banks

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2009 and 2008, these reserve balances amounted to $526,000 and $519,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2009 and 2008, was $200,000.

Note 3 - Investment securities

The amortized cost and approximate fair values of investment securities are as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. government and Federal agencies	$ 16,690,529	$ 231,961	$ 17,810	$ 16,904,680
Mortgage backed securities	40,353,227	1,267,379	81,975	41,538,631
State and local governments	24,118,226	621,183	69,187	24,670,222
Marketable equity securities	978,611	-	-	978,611
Other securities	49,140	-	-	49,140
	82,189,733	2,120,523	168,972	84,141,284
Held to maturity				
Mortgage backed securities	4,671,024	168,147	434	4,838,737
Local government securities	4,470,718	97,111	-	4,567,829
	9,141,742	265,258	434	9,406,566
	$ 91,331,475	$ 2,385,781	$ 169,406	$ 93,547,850

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. government and Federal agencies	$ 15,051,103	$ 257,010	$ 323	$ 15,307,790
Mortgage backed securities	40,041,050	625,940	170,028	40,496,962
State and local governments	22,851,574	378,654	232,651	22,997,577
Corporate debt securities	1,501,686	-	38,746	1,462,940
Marketable equity securities	910,900	-	-	910,900
Other equity securities	49,140	-	-	49,140
	80,405,453	1,261,604	441,748	81,225,309
Held to maturity				
Mortgage backed securities	5,298,979	55,302	10,030	5,344,251
Local government securities	2,943,390	17,036	852	2,959,574
	8,242,369	72,338	10,882	8,303,825
	$ 88,647,822	$ 1,333,942	$ 452,630	$ 89,529,134

Marketable equity securities consist primarily of Federal Home Loan Bank stock, Federal Reserve Bank stock and a money market account and are carried at cost.

The amortized cost and fair market values of debt securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 1,941,932	$ 1,971,037
Due after one through five years	14,995,993	15,307,519
Due after five through ten years	17,961,288	18,371,684
Due after ten years	13,967,228	14,107,426
Securities not due at a single maturity date	33,323,292	34,383,618
	$ 82,189,733	$ 84,141,284

	Held to Maturity	
	Amortized Cost	Fair Value
Due in one year or less	$ 3,253,886	$ 3,277,205
Due after one through five years	937,026	985,151
Due after five through ten years	143,139	159,449
Due after ten years	136,667	146,025
Securities not due at a single maturity date	4,671,024	4,838,736
	$ 9,141,742	$ 9,406,566

During 2009, the Bank sold securities available for sale for total proceeds of $5,985,331, resulting in gross realized gains of $75,665.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2009					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale						
U.S. government and Federal agencies	$ 1,744,988	$ 17,810	$ -	$ -	$ 1,744,988	$ 17,810
Mortgage backed securities	3,979,414	19,963	500,096	62,012	4,479,510	81,975
State and local governments	2,101,868	9,227	367,405	59,960	2,469,273	69,187
	$ 7,826,270	$ 47,000	$ 867,501	$ 121,972	$ 8,693,771	$ 168,972
Held to Maturity						
Mortgage backed securities	$ 164,533	$ 257	$ 11,843	$ 177	$ 176,376	$ 434
State and local governments	-	-	-	-	-	-
	$ 164,533	$ 257	$ 11,843	$ 177	$ 176,376	$ 434

Unrealized losses on the above debt securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate. There are twenty-eight securities represented in the above table.

	December 31, 2008					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale						
U.S. government and Federal agencies	$ 582,126	$ 323	$ -	$ -	$ 582,126	$ 323
Mortgage backed securities	4,000,705	133,176	1,653,516	36,852	5,654,221	170,028
State and local governments	5,097,471	232,651	-	-	5,097,471	232,651
Corporate debt securities	962,840	37,160	500,100	1,586	1,462,940	38,746
	$10,643,142	$ 403,310	$ 2,153,616	$ 38,438	$12,796,758	$ 441,748
Held to Maturity						
Mortgage backed securities	$ 1,160,212	$ 9,232	$ 92,699	$ 798	$ 1,252,911	$ 10,030
State and local governments	169,961	852	-	-	169,961	852
	$ 1,330,173	$ 10,084	$ 92,699	$ 798	$ 1,422,872	$ 10,882

Investment securities with carrying amounts of $28,316,299 and $15,320,142 at December 31, 2009 and 2008, respectively, were pledged to secure deposits as required or permitted by law.

Note 4 - Loans receivable

Loans receivable consisted of the following:

	December 31,	
	2009	2008
Real estate	$ 63,347,817	$ 63,897,474
Commercial and industrial	3,254,810	3,736,462
Consumer	4,246,950	4,103,712
Agricultural	438,116	409,073
	71,287,693	72,146,721
Net unamortized deferred origination costs	732,113	606,211
	$ 72,019,806	$ 72,752,932

The changes in the allowance for loan losses are as follows:

	Year Ended December 31,	
	2009	2008
Balance at beginning of year	$ 734,712	$ 852,601
Provision for loan losses	214,993	(67,562)
Recoveries	77,575	71,225
Charge-offs	(258,045)	(121,552)
Balance at end of year	$ 769,235	$ 734,712

The loan portfolio includes certain loans that are considered impaired because, based on current information and events; it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Impaired loans consisted of the following:

	December 31,	
	2009	2008
Impaired loans for which allowances for loan losses have been provided	$ 1,343,234	$ 1,596,950
Impaired loans for which allowances for loan losses have not been provided	-	-
Recorded investment in impaired loans	1,343,234	1,596,950
Less - Allowances for loan losses provided for impaired loans	83,461	3,747
	$ 1,259,773	$ 1,593,203

The average recorded investment in impaired loans was $1,494,884 and $1,094,208 in 2009 and 2008, respectively. There was no interest income recognized from cash payments received on impaired loans at December 31, 2009, and $6,742 of interest income was recognized at December 31, 2008. There are no commitments to loan additional funds to the borrowers of impaired loans.

Note 5 - Premises and equipment

Premises and equipment consisted of the following:

	December 31,	
	2009	2008
Land and buildings	$ 4,021,167	$ 3,918,151
Furniture and equipment	2,202,382	2,059,099
	6,223,549	5,977,250
Less - Accumulated depreciation	3,169,443	2,889,638
	$ 3,054,106	$ 3,087,612

Note 6 - Deposits

Time deposits in denominations of $100,000 and over were $16,576,961 and $11,959,817 at December 31, 2009 and 2008, respectively.

At December 31, 2009, scheduled maturities of time deposits are as follows:

2010	$ 31,649,971
2011	9,089,819
2012	7,669,880
2013	2,922,027
2014	2,112,394
	$ 53,444,091

Note 7 - Advances from Federal Home Loan Bank

During 2009, the Company entered into an advance credit facility agreement with another financial institution with a maximum borrowing limit of $1,000,000 bearing interest at prime plus .50%, subject to a floor of 5.00% and is due July 1, 2010. The credit facility requires the Company and the Bank to meet certain requirements. The Company and the Bank were in compliance with these requirements at December 31, 2009. There was $195,900 outstanding on this line of credit as of December 31, 2009.

The Bank has an advance agreement with the Federal Home Loan Bank (FHLB), which includes an overnight line of credit and a companion one month repricing line of credit. Each line has a maximum borrowing limit of $9,674,500 at December 31, 2009. These lines expire August 9, 2010. The maximum FHLB borrowing limit is based on the Bank's qualified assets as defined by the FHLB and its investment in FHLB stock. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any line of credit borrowing or advances. At December 31, 2009, there were no outstanding advances on the overnight line of credit and $3,500,000 outstanding advances on the overnight line of credit at December 31, 2008.

The Bank also has the following advances outstanding from the FHLB:

	December 31,	
	2009	2008
Term loan dated June 2004, payable in monthly instalments of $91,947 including interest at 3.94% through June 2009	$ -	$ 635,261
Term loan dated May 2007, payable in monthly instalments of $47,350 including interest at 5.15% through May 2012	1,330,186	1,816,218
Term loan dated January 2008, payable in monthly instalments of $36,330 including interest at 3.44% through January 2013	1,306,324	1,690,058
Advance dated May 2006, with payments of interest only at 5.52%, through May 2009	-	1,250,000
Advance dated February 2008, with payments of interest only at 2.83%, due February 2009	-	1,000,000
Advance dated September 2008, with payments of interest only at 3.04%, due September 2009	-	1,500,000
Advance dated May 2006, with payments of interest only at 5.58%, due May 2010	1,250,000	1,250,000
Advance dated September 2008, with payments of interest only at 3.13%, due September 2010	2,000,000	2,000,000
	$ 5,886,510	$ 11,141,537

At December 31, 2009, scheduled maturities of advances from FHLB are as follows:

2010	$ 4,158,909
2011	949,774
2012	705,380
2013	72,447
	$ 5,886,510

At December 31, 2008, the Bank had agreements with the FHLB for irrevocable stand by letters of credit to secure municipal deposits totaling $14,575,000. These letters of credit matured on March 19, 2009. Interest expense on the above borrowings was $332,077 and $454,882 for the years ended December 31, 2009 and 2008, respectively.

Note 8 - Income taxes

Net deferred tax assets and liabilities include the following components:

	December 31,	
	2009	2008
Deferred tax assets	$ 1,009,470	$ 1,030,144
Deferred tax liabilities	(1,101,654)	(640,656)
Net deferred tax assets (liabilities)	$ (92,184)	$ 389,488

These amounts are included in the caption accrued interest receivable and other assets and accrued interest payable and other liabilities on the balance sheet at December 31, 2009 and 2008.

The consolidated provision for income taxes consisted of the following:

	Year Ended December 31,	
	2009	2008
Current	$ 379,317	$ 266,938
Deferred	17,600	49,826
	$ 396,917	$ 316,764

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primarily due to the effects of tax-exempt interest income and the increase in cash surrender value of BOLI.

Note 9 - Pension and postretirement benefits

The Bank sponsors two defined contribution plans, a 401(k) plan and an ESOP, which cover substantially all employees meeting eligibility requirements. Eligible employees may contribute a percentage of their annual earnings to the plans. In the 401(k) plan, the Bank contributes 100% of the first 5% of compensation deferred. In the ESOP, the Bank contributes 100% of the first 5% of compensation deferred. Expense recognized in 2009 and 2008 under these plans totaled $138,309 and $128,858, respectively. One of the plans is a non-leveraged employee stock ownership plan (ESOP). The ESOP held 106,181 and 111,366 of the Company's stock at December 31, 2009 and 2008, with a market value of $2,123,625 and $2,227,320, respectively. The ESOP shares are eligible to receive dividends and are considered outstanding shares for purposes of computing net income per share.

The Bank also has individual deferred compensation arrangements with certain key executives and directors, which provide supplemental retirement benefits. The total of these obligations was $2,194,556 and $2,181,378 at December 31, 2009 and 2008, respectively. Expense related to these arrangements was $205,987 and $204,892 in 2009 and 2008, respectively.

Note 10 - Related party transactions

The Bank has entered into transactions with the Company's and the Bank's executive officers, directors, significant stockholders and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2009, was $1,863,006. During 2009, new loans to such related parties amounted to $762,387 and repayments amounted to $274,986. The aggregate amount of loans outstanding to such related parties at December 31, 2008, was $1,375,605. During 2008, new loans to such related parties amounted to $440,650 and repayments amounted to $271,920.

The Bank held deposits of $200,463 and $172,912 for related parties at December 31, 2009 and 2008, respectively.

A director of the Company provides professional legal services to the Company. Fees for these services were $26,400 in 2009 and $33,000 in 2008.

Note 11 - Financial instruments with off-balance-sheet risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments summarized as follows:

	December 31,	
	2009	2008
Real estate mortgage loans	$ 6,081,859	$ 5,319,631
Commercial loans	3,046,259	3,401,639
Commercial credit lines	95,192	480,000
Consumer credit lines	2,256,679	2,399,971
Standby letters of credit	258,859	220,500
	$ 11,738,848	$ 11,821,741

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Note 12 - Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

- Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option-pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets or liabilities.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities valued at fair value. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
December 31, 2009:				
Securities available for sale	$ -	$ 84,141,284	$ -	$ 84,141,284
December 31, 2008:				
Securities available for sale	$ -	$ 81,225,309	$ -	$ 81,225,309

The Financial Accounting Standards Board issued guidance on disclosures about fair value of financial instruments and requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest and the cash surrender value of life insurance policies. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments not measured at fair value on a recurring basis:

Cash and due from banks and Federal funds sold - The carrying amounts reported in the balance sheet for cash and due from banks and Federal funds sold approximate those assets' fair value.

Loans receivable - For variable rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable - The carrying amount of accrued interest receivable approximates fair value.

Deposits - The fair values disclosed for demand, savings and NOW deposits are equal to their carrying amounts. The fair value of certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of contractual maturities on such time deposits.

Accrued interest payable - The carrying amount of accrued interest payable approximates fair value.

Advances from correspondent banks - The fair value of variable rate advances from the correspondent banks are based upon carrying amounts. The fair value of fixed rate advances are estimated using discounted cash flow analyses based on the banks' current incremental borrowing rates for similar types of borrowings.

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and due from banks	$ 5,560,408	$ 5,560,408	$ 2,349,648	$ 2,349,648
Interest bearing deposits with banks	199,294	199,294	617,349	617,349
Investment securities	93,283,026	93,547,850	89,467,678	89,529,134
Loans, net of allowance	71,250,571	72,522,000	72,018,220	73,156,000
Accrued interest receivable	808,940	808,940	800,256	800,256
Liabilities:				
Deposits	$ 152,860,347	$ 150,390,000	$ 139,104,652	$ 139,846,000
Accrued interest payable	87,129	87,129	117,352	117,352
Advances from correspondent banks	6,082,410	6,036,000	14,641,537	14,971,000

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The fair values of off-balance-sheet financial instruments are not significant.

Note 13 - Regulatory matters

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. For all practical purposes, the Company could not declare dividends materially in excess of the amount of dividends that could be paid by the Bank. The Company's retained earnings available for the payment of dividends was $2,669,391 as of December 31, 2009.

The Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk weighted assets, and of Tier 1 capital to average assets as defined in the regulations. Management believes as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2009, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual	Actual	For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:						
Total capital (to risk weighted assets)	$19,234,000	23.1%	$ 6,667,000	8.0%	$ 8,334,000	10.0%
Tier 1 capital (to risk weighted assets)	$18,465,000	22.2%	$ 3,334,000	4.0%	$ 5,000,000	6.0%
Tier 1 capital (to average assets)	$18,465,000	10.2%	$ 7,271,000	4.0%	$ 9,089,000	5.0%
As of December 31, 2008:						
Total capital (to risk weighted assets)	$18,203,000	21.6%	$ 6,737,000	8.0%	$ 8,421,000	10.0%
Tier 1 capital (to risk weighted assets)	$17,468,000	20.7%	$ 3,368,000	4.0%	$ 5,053,000	6.0%
Tier 1 capital (to average assets)	$17,468,000	10.1%	$ 6,906,000	4.0%	$ 8,632,000	5.0%

Note 14 - Stock split

On December 18, 2009, the Board of Directors declared a stock dividend, which has been recorded in the form of a three-for-two stock split. The stock dividend was paid on December 30, 2009. All common stock, additional paid in capital, share and per share amounts in the consolidated financial statements have been adjusted retroactively for the split.

DELHI BANK CORP. & SUBSIDIARY

Delhi Bank Corp.

DIRECTORS

Timothy C. Townsend - Chairman of the Board

Robert W. Armstrong

Raymond Christensen

Andrew F. Davis III

Michael E. Finberg

Bruce J. McKeegan

Ann S. Morris

Paul J. Roach

OFFICERS

Robert W. Armstrong - President

Suzanne L. MacDonald - Vice President

Peter V. Gioffe - Treasurer

Gretchen E. Rossley - Secretary

The Delaware National Bank of Delhi Executive Officers

Robert W. Armstrong - President & CEO

Gretchen E. Rossley - Vice President of Administration

Peter V. Gioffe - Vice President, Cashier

Duane R. Sturdevant - Vice President, Lending

Deirdre A. Hillis - Vice President, Lending

Terry A. Mostert - Vice President of Customer Service

David E. Wakin - Vice President of Information Systems

Suzanne L. MacDonald - Vice President of Human Resources

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

213,000 Shares of Common Stock

OFFERING CIRCULAR

March 19, 2010

PART III

EXHIBITS

Exhibit No.	Description
2.1	Charter of Delhi Bank Corp.*
2.2	Bylaws of Delhi Bank Corp.*
4.1	Authorization Form*
10.1	Consent of Dannible & McKee, LLP
10.2	Consent of Kilpatrick Stockton LLP
11.1	Opinion of Kilpatrick Stockton LLP*

---

* Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Delhi, State of New York, on March 19, 2010.

DELHI BANK CORP.

By: 
Robert W. Armstrong
Director, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Robert W. Armstrong	Director, President and Chief Executive Officer	March 19, 2010



Peter V. Gioffe	Treasurer	March 19, 2010



Timothy C. Townsend	Chairman of the Board	March 19, 2010



Raymond Christensen	Director	March 19, 2010



Andrew F. Davis III	Director	March 19, 2010



Michael E. Finberg	Director	March 19, 2010



Bruce J. McKeegan	Director	March 19 2010



Ann S. Morris	Director	March 19, 2010



Paul J. Roach	Director	March 19, 2010

Exhibit 10.1

Consent of Dannible & McKee, LLP

CONSENT

We hereby consent to the inclusion of our report dated March 17, 2010, on our audit of the financial statements of Delhi Bank Corp. as of December 31, 2009 and 2008, to be included in Delhi Bank Corp.'s Amendment No. 9 to the Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission.

Dannible & McKee, LLP

Dannible & McKee, LLP

March 17, 2010
Syracuse, New York

Exhibit 10.2

Consent of Kilpatrick Stockton LLP

CONSENT

We hereby consent to the references to this firm and our opinion in, and the inclusion of our opinion as an exhibit to the Offering Statement on Form 1-A filed by Delhi Bank Corp. (the "Company"), and all amendments thereto, relating to the Dividend Reinvestment and Optional Cash Purchase Plan through which the Company is offering its common stock.

KILPATRICK STOCKTON LLP

By:____________________________

Christina M. Gattuso

Dated this 18th day of March 2010